Exhibit 99.66

February 22, 2010

Dear Warrantholder,

We are writing to you in connection with the previously announced early exercise warrant incentive program being conducted by Sandspring Resources Ltd. (“Sandspring” or the “Company”) commencing on February 23, 2010 (the “Early Exercise Program”), designed to encourage the early exercise of up to 8,682,131 outstanding warrants of the Company (“Warrants”).  If all the Warrants are exercised during the Early Exercise Period (as defined below), Sandspring expects to receive gross proceeds of approximately $4.3 million.

Commencing on Tuesday, February 23, 2010 until 5:00 p.m. (Toronto time) on Thursday, March 25, 2010 (the “Early   Exercise Period”), existing holders of warrants (“Warrantholders”) who exercise their Warrants in accordance with the terms described in this letter will be entitled to receive, in addition to the common shares in the capital of the Company to which they are otherwise entitled under the terms of the Warrants (the “Underlying Shares”), 0.08 of a common share in the capital of the Company per 1 Warrant tendered for early exercise (the “Incentive Shares”).   The Incentive Shares will be subject to a four month hold period from the date of issuance.

The Company will issue up to 694,570 Incentive Shares to Warrantholders who participate in the Early Exercise Program, represents dilution of approximately 1.0% of all common shares outstanding (including up to 8,682,131 Underlying Shares issuable pursuant to the Early Exercise of the Warrants). An additional 63,550 Incentive Shares will be issued to those Warrantholders that have exercised their Warrants prior to the commencement of the Early Exercise Program without any action on the part of such previous holders of Warrants.

Sandspring, with the assistance and advice of Mackie Research Capital Corporation (“MRCC”), decided to use the Black-Scholes option pricing model to determine an appropriate level of compensation to Warrantholders for the early exercise of Warrants.

According to the Black-Scholes option pricing model, and using a standard 60% volatility assumption, the “time value” of a Warrant was estimated to be approximately $0.08 per Warrant. Using the closing share price of the common shares of Sandspring on February 19, 2010, being the last trading day immediately preceding the Press Release, the fractional common share being issued per Warrant represents approximately $0.13 of value per Warrant - a 68% premium to the “time value” as determined by the Black-Scholes option pricing model.

As an example, where a Warrantholder chooses to take advantage of the Early Exercise Program and exercises 1,000 Warrants:

Warrants Exercised	Paid on Exercise	Fraction of Additional Common Share for each Warrant exercised during the Early Exercise Period	Total Common Shares Received

1,000	$0.50 per Warrant	0.08	1,080

The Early Exercise Program offers several benefits to Sandspring and its shareholders, including, among other things, providing:

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▪	an effective means for the Company to raise additional capital in an efficient manner;
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capital to accelerate the exploration of the Toroparu Gold-Copper Project (the “Toroparu Project”) based on the positive drilling results announced by the Company in its press releases of December  9, 2009, January 26, 2010 and February 9, 2010, respectively.  Additional exploration activities are expected to include additional diamond drifting and geochemical and geophysical surveys;

▪	reduced transaction risk to Sandspring and a lower cost of capital compared to other means of raising capital available to the Company; and
▪	simplification and “clean-up” of our capital structure as it currently exists.

If you currently hold Warrants and wish to participate in the Early Exercise Program, the following documentation must be received by the Warrant agent, Computershare Trust Company of Canada at the addressed set forth below, by no later than 5:00 p.m. (Toronto time) on Thursday March 25, 2010:

1.	a duly completed and executed Exercise Form, in the form which accompanies the certificate representing the Warrants;

2.	the original certificate representing the Warrants being exercised; and

3.	the applicable aggregate exercise price payable to the Company by way of certified cheque, money order, bank draft or wire transfer in lawful money of Canada.

Please send the above documents to the Warrant agent, Computershare Trust Company of Canada, at the address set forth below:

Computershare Trust Company of Canada
600, 530 – 8th Avenue S.W.
Calgary, Alberta T2P 3S8.

If you do not exercise your Warrants and do not deliver all required documents as noted above prior to the expiry of the Early Exercise Period, your Warrants will remain outstanding, remain exercisable into Common Shares and expire on November 24, 2012. Warrants held by insiders of the Company are not eligible for the Early Exercise Program.

MRCC is acting as financial advisor to Sandspring with respect to the Early Exercise Program. Please do not hesitate to contact MRCC should you wish to further inquire about the Early Exercise Program.

We encourage you to take advantage of the Early Exercise Program, which we believe to be attractive to you as a Warrantholder and beneficial to the Company. We thank you for your continuing support. Should you have any questions with respect to the Early Program, please contact Mr. Scott Issel, Controller. Sandspring Resources Ltd. at 303-991-5677 or at Slssel@sandspringresources.com.

Sincerely,
Sandspring Resources Ltd.

/s/ Abraham Drost
Abraham Drost
President

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